Pricing supplement no. 159
*To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 160-A-I dated January 13, 2009*

Registration Statement No. 333-155535
Dated April 9, 2009
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

JPMorgan Chase & Co.
15,000 Index Call Warrants Linked to the S&P 500® Index Expiring July 13, 2009

General

- The warrants are designed for investors who seek a capped return based on the appreciation of the S&P 500® Index over the term of the warrants, up to a maximum return on the warrants of 6.00%, at expiration. Investors should be willing to forgo dividend payments and, if the Index declines or does not increase sufficiently, be willing to lose some or all of their investment in the warrants.
- Unsecured contractual obligations of JPMorgan Chase & Co. expiring July 13, 2009†. The warrants will rank *pari passu* with all of our other unsecured contractual obligations and our unsecured and unsubordinated debt obligations.
- You do not have the right to exercise your warrants prior to expiration. ***The warrants are risky investments and may expire worthless.***
- **You must have an options-approved account in order to purchase the warrants.** The warrants involve a high degree of risk and are not appropriate for every investor. You must be able to understand and bear the risk of an investment in the warrants, and you must be experienced with respect to options and option transactions and understand the risks of stock index transactions.
- The initial offering price of each warrant, which we also refer to as the Warrant Premium, is $30.
- There is a minimum initial investment of $7,500, resulting in an aggregate minimum notional amount of $250,000. Accordingly, the minimum initial purchase is 250 warrants, each with a notional amount of $1,000 (and then in increments of one warrant thereafter).
- The warrants priced on April 9, 2009 and are expected to settle on or about April 15, 2009.
- **The terms of the warrants as set forth in "Key Terms" below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 160-A-I, supersede the terms set forth in product supplement no. 160-A-I. In particular, the Initial Index Level will not be the Index closing level on the pricing date but will be determined in the manner set forth in "Key Terms — Initial Index Level" below.**

Key Terms

Index:	The S&P 500® Index (the "Index")
Warrant Premium:	$30 per warrant
Notional Amount:	$1,000 per warrant (aggregate notional amount of $15,000,000)
Payment at Expiration:	On the Expiration Date, the warrants will be automatically exercised and you will receive a cash payment equal to the Cash Settlement Value.
Cash Settlement Value:	With respect to each warrant, the Cash Settlement Value will be equal to the greater of (i) $0 and (ii) the notional amount per warrant multiplied by the lesser of (A) the Index Return and (B) the Maximum Return of 6.00%. For example, if the Index Return is more than 6.00%, you will receive the Maximum Return on the warrants of 6.00%, multiplied by the notional amount of $1,000, which entitles you to a maximum payment at expiration of $60 for every warrant that you hold. **The Index Return must be greater than 3% (the Warrant Premium, expressed as a percentage of the notional amount) in order for you to receive a positive return on your investment.** **The warrants will expire worthless and you will lose your entire investment in the warrants if the Ending Index Level is less than or equal to the Initial Index Level.**
Index Return:	$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	Set equal to 849.50, as determined on the pricing date in the sole discretion of the calculation agent. **The Initial Index Level is not the regular official weekday closing level of the Index on the pricing date.** Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Initial Index Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your warrants. The calculation agent is under no obligation to consider your interests as a holder of the warrants in taking any actions, including the determination of the Initial Index Level, that might affect the value of your warrants.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date†:	July 8, 2009
Expiration Date†:	July 13, 2009
CUSIP:	46625H142

† Subject to postponement in the event of a market disruption event and as described under "Description of Warrants – Payment at Expiration" in the accompanying product supplement no. 160-A-I.

Investing in the Index Call Warrants involves a number of risks, including the possibility that the warrants may expire worthless if the level of the Index does not appreciate relative to the Initial Index Level on the Observation Date. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 160-A-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the warrants or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per warrant	$30	$1.60	$28.40
Total	$450,000	$24,000	$426,000

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $1.60 per warrant and will use a portion of that commission to pay selling concessions to other affiliated dealers of $0.80 per warrant. See "Plan of Distribution" beginning on page PS-24 of the accompanying product supplement no. 160-A-I.

For a different portion of the warrants to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $1.60 per warrant.

*The warrants are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The warrants are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

April 9, 2009

ADDITIONAL TERMS SPECIFIC TO THE WARRANTS

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term warrants of which these warrants are a part, and the more detailed information contained in product supplement no. 160-A-I dated January 13, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the warrants, supplements the term sheet related hereto dated April 6, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 160-A-I, as the warrants involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the warrants.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 160-A-I dated January 13, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209000133/e34114_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What is the Total Return on the Warrants at Expiration Assuming a Range of Performance for the Index?

The table on the following page illustrates the hypothetical total return at expiration on the warrants. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing (1) the difference between the payment at expiration per warrant and the Warrant Premium of each warrant to (2) the Warrant Premium of each warrant. The hypothetical total returns set forth below assume an Initial Index Level of 850 and reflect the Maximum Return of 6.00% and the Warrant Premium of $30 per warrant. The hypothetical total returns set forth on the following page are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the warrants. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Payment at Expiration per Warrant	Initial Investment (Warrant Premium)	Total Return
1530.00	80.00%	$60.00	$30.00	100.00%
1402.50	65.00%	$60.00	$30.00	100.00%
1190.00	40.00%	$60.00	$30.00	100.00%
1105.00	30.00%	$60.00	$30.00	100.00%
1020.00	20.00%	$60.00	$30.00	100.00%
935.00	10.00%	$60.00	$30.00	100.00%
901.00	6.00%	$60.00	$30.00	100.00%
892.50	5.00%	$50.00	$30.00	66.67%
884.00	4.00%	$40.00	$30.00	33.33%
879.75	3.50%	$35.00	$30.00	16.67%
875.70	3.00%	$30.00	$30.00	0.00%
871.25	2.50%	$25.00	$30.00	-16.67%
858.50	1.00%	$10.00	$30.00	-66.67%
850.00	**0.00%**	**$0.00**	**$30.00**	**-100.00%**
765.00	-10.00%	$0.00	$30.00	-100.00%
680.00	-20.00%	$0.00	$30.00	-100.00%
595.00	-30.00%	$0.00	$30.00	-100.00%
510.00	-40.00%	$0.00	$30.00	-100.00%
425.00	-50.00%	$0.00	$30.00	-100.00%
340.00	-60.00%	$0.00	$30.00	-100.00%
255.00	-70.00%	$0.00	$30.00	-100.00%
170.00	-80.00%	$0.00	$30.00	-100.00%
85.00	-90.00%	$0.00	$30.00	-100.00%
0.00	-100.00%	$0.00	$30.00	-100.00%

Hypothetical Examples of Amounts Payable at Expiration

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index decreases from the Initial Index Level of 850 to an Ending Index Level of 765.
Because the Ending Index Level of 765 is less than the Initial Index Level of 850, the Index Return is negative and the warrants expire worthless. The investor loses the entire investment in the warrants.

Example 2: The level of the Index increases from the Initial Index Level of 850 to an Ending Index Level of 858.50.
Because the Ending Index Level of 858.50 is greater than the Initial Index Level of 850, the Index Return is positive and the investor receives at expiration the Cash Settlement Value of $10 per warrant ($1,000 x 1%). However, because the Cash Settlement Value is less than the Warrant Premium of $30 per warrant, the investor loses approximately 66.67% of the initial investment.

Example 3: The level of the Index increases from the Initial Index Level of 850 to an Ending Index Level of 879.75.
Because the Ending Index Level of 879.75 is greater than the Initial Index Level of 850 and the Index Return of 3.50% does not exceed the Maximum Return of 6.00%, the investor receives at expiration the Cash Settlement Value of $35 per warrant ($1,000 x 3.50%), reflecting an approximately 16.67% return on the initial investment.

Example 4: The level of the Index increases from the Initial Index Level of 850 to an Ending Index Level of 935.
Because the Ending Index Level of 935 is greater than the Initial Index Level of 850 and the Index Return of 10.00% exceeds the Maximum Return of 6.00%, the investor receives at expiration the Cash Settlement Value of $60 per warrant ($1,000 x 6.00%), the maximum payment on the warrants. The investor earns the maximum return on the initial investment of 100%.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** —The warrants provide the opportunity to earn a capped return based on the appreciation of the Index, up to the Maximum Return on the warrants of 6.00%, or a maximum payment at expiration of $60 per warrant. If the Index Return is positive, you will receive at expiration the Cash Settlement Value equal to $1,000 multiplied by the Index Return, subject to the Maximum Return. Because the warrants are our unsecured contractual obligations, payment of any amount at expiration is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the warrants is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 160-A-I.

- **CAPITAL GAINS TAX TREATMENT —** You should review carefully the section entitled "Certain U.S. Federal Tax Consequences" in the accompanying product supplement no. 160-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the warrants will be treated as cash-settled options with respect to the Index for U.S. federal income tax purposes. Accordingly, you will not recognize taxable income or loss during the term of the warrants prior to sale, exchange, expiration or exercise. You will recognize short-term capital gain or loss upon expiration or exercise of your warrants (or upon the sale or exchange of your warrants) in an amount equal to the difference between the amount realized at that time and your tax basis in the warrants, which is the price you paid for them. On December 7, 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. While the scope of the notice does not encompass instruments such as the warrants, it is possible that any regulations or other guidance issued after consideration of these issues might materially and adversely affect the tax consequences of an investment in the warrants, possibly with retroactive effect. You should review carefully the section entitled "Certain U.S. Federal Tax Consequences" in the accompanying product supplement and consult your tax adviser regarding the tax treatment of the warrants, including the possible impact of this notice.
Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of warrants.

- **MINIMUM INITIAL INVESTMENT** — There is a minimum initial investment of $7,500, resulting in an aggregate minimum notional amount of $250,000. Accordingly, the minimum initial purchase is 250 warrants, each with a notional amount of $1,000 (and then in increments of one warrant thereafter).

Selected Risk Considerations

An investment in the warrants involves significant risks and are not appropriate for every investor. Investing in the warrants is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 160-A-I dated January 13, 2009.

- **THE WARRANTS ARE A RISKY INVESTMENT AND MAY EXPIRE WORTHLESS** — The warrants do not guarantee any return of your initial investment. The return on the warrants at expiration is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. The warrants will expire worthless and you will lose your entire investment in the warrants if the Ending Index Level is less than or equal to the Initial Index Level. You will be repaid the full amount of your investment and achieve a positive return only if the Index Return is greater than 3% (the Warrant Premium, expressed as a percentage of the notional amount). The payment on the Expiration Date, if any, will be based on the closing level of the Index on a single date (the Observation Date). The Index has recently experienced marked one-day volatility, and therefore movement in the Index on the Observation Date could have the effect of offsetting changes (either positive or negative) in the level of the Index during the period ending prior to the Observation Date.

- **YOUR MAXIMUM GAIN ON THE WARRANTS IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each warrant that you hold, you will receive at expiration a Cash Settlement Value that will not exceed the Maximum Return of 6.00%, regardless of the appreciation in the Index, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The warrants are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the warrants. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the warrants at expiration, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the warrants.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE WARRANTS PRIOR TO EXPIRATION** — While the payment at expiration described in this pricing supplement is based on the full notional amount of your warrants, the original issue price of the warrants includes the agent's commission and the estimated cost of hedging our obligations under the warrants through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase warrants from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the expiration date could result in a substantial loss to you. The warrants are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your warrants to expiration.

- **THE INITIAL PUBLIC OFFERING PRICE OF THE WARRANTS MAY BE HIGHER THAN THAT OF SIMILAR OPTIONS** —The initial public offering price of the warrants may be in excess of the price that a commercial user of options on the S&P 500® Index might pay for a comparable option in a private transaction.

- **THE WARRANTS ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS** — We are requiring that warrants be sold only to investors with options–approved accounts. We suggest that investors considering purchasing warrants be experienced with respect to options and options transactions and reach an investment decision only after carefully considering, with their advisers, the suitability of the warrants in light of their particular circumstances. Warrants may not be suitable for persons solely dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. **You should be prepared to sustain a total loss of the purchase price of your warrants.**

- **THE WARRANTS ARE NOT STANDARDIZED OPTIONS ISSUED BY THE OPTIONS CLEARING CORPORATION** —The warrants are not standardized stock index options of the type issued by the Options Clearing Corporation (the "OCC"), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member's failure, purchasers of these warrants must look solely to us for performance of our obligations to pay the cash settlement value, if any, upon the exercise of the warrants. The warrants are our unsecured contractual obligations and will rank equally with our other unsecured contractual obligations and with our unsecured and unsubordinated debt. In addition, the secondary market for the warrants, if any, is not expected to be as liquid as the market for OCC standardized options.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the warrants, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The warrants will not be listed on any securities exchange. JPMSI intends to offer to purchase the warrants in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the warrants easily. Because other dealers are not likely to make a secondary market for the warrants, the price at which you may be able to trade your warrants is likely to depend on the price, if any, at which JPMSI is willing to buy the warrants.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the warrants, including acting as calculation agent and hedging our obligations under the warrants. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the warrants. Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Initial Index Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your warrants. The calculation agent is under no obligation to consider your interests as a holder of the warrants in taking any actions, including the determination of the Initial Index Level, that might affect the value of your warrants. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the warrants in taking any corporate action that might affect the value of the Index and the warrants.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE WARRANTS** — In addition to the level of the Index on any day, the value of the warrants will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Index;
    - the time to expiration of the warrants;
    - the dividend rate on the equity securities underlying the Index;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory or judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 2, 2004 through April 3, 2009. The Index closing level on April 9, 2009 was 856.56. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution

We expect that delivery of the warrants will be made against payment for the warrants on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the pricing date of the warrants (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade warrants on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.